UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 9, 2026 (July 8, 2026)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	I.R.S. Employer Identification No.
333-295863	BSTR Holdings, Inc.	39-4168967
901 N Market St, Suite 100 Wilmington, DE 19801
Delaware
Telephone: 302-391-6692

333-295863-01	BSTR Newco, LLC	39-4210404
901 N Market St, Suite 100 Wilmington, DE 19801
Delaware
Telephone: 302-391-6692

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Loan Agreement and Amendment No. 1 to the Loan Agreement

On March 15, 2026, BSTR Newco, LLC, a Delaware limited liability company (“Newco”), as borrower, entered into a loan agreement (as amended, the “Loan Agreement”) with BSTR Holdings (Cayman), a Cayman Island exempted company (the “Lender”), as lender, pursuant to which the Lender agreed to lend Newco a principal sum of $2,500,000 (the “Principal Sum”). The proceeds of the loan are intended to be used by Newco to pay (i) Newco’s operating costs, fees and expenses (including the remuneration of employees) from January 1, 2026, (ii) certain transaction expenses relating to the pending business combination pursuant to the business combination agreement, dated as of July 16, 2025, by and among Cantor Equity Partners I, Inc., a Cayman Islands exempted company (“CEPO”), BSTR Holdings, Inc., a Delaware corporation (“Pubco”), Newco, the Lender and the other parties named therein (as amended, restated, or otherwise modified from time to time, the “Business Combination Agreement”) and (iii) such other expenses as contemplated, permitted or required by the terms of the Business Combination Agreement, or as required in connection with the transactions contemplated under the Business Combination Agreement or by applicable law. The outstanding principal balance bears interest at a rate per annum equal to (a) the 90-day average Secured Overnight Financing Rate (SOFR), as published by the Federal Reserve Bank of New York for the month in which the loan is made, plus (b) 3.90%. Interest is payable annually beginning on the first anniversary of the Loan Agreement. The unpaid balance of the Principal Sum and all accrued and unpaid interest thereon is due and payable upon the earlier to occur of (i) the consummation of the transactions contemplated by the Business Combination Agreement, as may be amended from time to time, (ii) the dissolution of Newco following a dissolution event under its Limited Liability Company Agreement, dated as of July 14, 2025, and (iii) the date that is two years from when the Loan Agreement was signed. Newco may prepay the Principal Sum, in whole or in part, at any time without premium or penalty. As of March 31, 2026, the outstanding principal balance under the Loan Agreement was $2,500,000, and accrued interest payable was $8,306.

As previously disclosed on the Current Report on Form 8-K filed by Newco and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2026, on June 2, 2026, Newco and the Lender entered into Amendment No. 1 to the Loan Agreement (“Amendment No. 1”), pursuant to which the Principal Sum under the Loan Agreement was increased by $1,100,000, from $2,500,000 to $3,600,000.

On July 8, 2026, Newco and the Lender entered into Amendment No. 2 to the Loan Agreement (“Amendment No. 2”), pursuant to which the Principal Sum under the Loan Agreement was further increased by $1,000,000, from $3,600,000 to $4,600,000. Interest on the additional principal amount accrues at the same interest rate as the original Loan Agreement from the date of Amendment No. 2 and is payable in accordance with the terms of the Loan Agreement. Except as expressly amended by Amendment No. 1 and Amendment No. 2, the terms of the Loan Agreement remain in full force and effect.

All capitalized terms used in this Current Report on Form 8-K but not otherwise defined have the meaning ascribed to such terms in the exhibits set forth herein as Exhibits 10.1, 10.2 and 10.3. The foregoing description of the Loan Agreement, Amendment No. 1 and Amendment No. 2 is qualified in its entirety by reference to the full text of each agreement, which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in item 1.01 is incorporated by reference into this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Loan Agreement, dated March 15, 2026, by and between BSTR Newco, LLC and BSTR Holdings (Cayman) (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the SEC on May 29, 2026).
10.2	Amendment No. 1 to the Loan Agreement, dated June 2, 2026, by and between BSTR Newco, LLC and BSTR Holdings (Cayman) (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by BSTR Holdings, Inc. and BSTR Newco, LLC with the SEC on June 8, 2026).
10.3	Amendment No. 2 to the Loan Agreement, dated July 8, 2026, by and between BSTR Newco, LLC and BSTR Holdings (Cayman).

Additional Information and Where to Find It

BSTR Holdings, Inc. (“Pubco”) and Newco filed a Registration Statement on Form S-4 (Registration No. 333-295863) with the Securities and Exchange Commission (the “SEC”) (as amended, the “Registration Statement”), which was declared effective by the SEC on June 5, 2026, in connection with the proposed business combination (the “Business Combination”) pursuant to the business combination agreement, dated July 16, 2025, by and among CEPO, Pubco, Newco and the other parties thereto. The Registration Statement includes the definitive proxy statement/prospectus filed with the SEC on June 5, 2026 (the “Proxy Statement/Prospectus”). The Business Combination, together with the transactions contemplated under the Business Combination Agreement and the pending private placements pursuant to certain subscription agreements entered into among CEPO, Pubco, Newco and the investors party thereto in connection with the Business Combination (the “Private Placement Investments”), as well as any potential revised structure and/or amended terms of the Business Combination Agreement and the Business Combination, are referred to herein as the “Proposed Transactions.” , which includes a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”). The definitive proxy statement of CEPO, which was filed by CEPO with the SEC on June 5, 2026 (the “Proxy Statement”), and other relevant documents have been mailed to shareholders of CEPO as of the record date of June 5, 2026 that was established for voting on the Business Combination and other matters described in the Proxy Statement/Prospectus. As reported on a Current Report on Form 8-K filed by CEPO with the SEC on July 8, 2026, the parties to the Business Combination are discussing a potential revised structure and amended terms for the Business Combination and the Business Combination Agreement (the “Proposed Amended Transaction”). Any Proposed Amended Transaction, if agreed among the parties thereto, are expected to be reflected in additional filings (“Additional Filings”) with the SEC, as required by applicable securities laws and regulations, in order to amend or supplement the Registration Statement and the Proxy Statement/Prospectus. This Current Report on Form 8-K (this “Report”) does not contain all of the information that should be considered concerning any proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of any proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ ANY ADDITIONAL FILINGS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR ANY EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE ANY PROPOSED TRANSACTION AND OTHER MATTERS AS DESCRIBED IN ANY ADDITIONAL FILINGS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND ANY PROPOSED TRANSACTION. Investors and security holders will also be able to obtain copies of the Additional Filings and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED ANY PROPOSED TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF ANY PROPOSED TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with any proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in any proposed transaction and their ownership of CEPO’s securities are contained in CEPO’s filings with the SEC, including the Proxy Statement, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and may be contained in any Additional Filings. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with any proposed transaction, including the names and interests of Newco’s and Pubco’s directors and executive officers, will be set forth in the Additional Filings.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Pubco, Newco or CEPO, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions, and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts and statements regarding the anticipated benefits, completion and timing of the completion of the Proposed Transactions, the discussions and potential agreement among the parties regarding any Proposed Amended Transaction, the assets and funds held or to be received by Newco or Pubco, Newco’s plans and intended use of proceeds and of the sums under the Loan Agreement, Newco’s ability to repay the Principal Sum, future financial condition and performance and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance of Pubco, Newco or CEPO or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the failure of the Proposed Transactions to be completed may adversely affect the price of CEPO’s securities; the risk that any Proposed Amended Transaction will not be agreed among the parties or entered into at all, may not close even if agreed and entered into or that such Proposed Amended Transaction may not be completed by CEPO’s business combination deadline; failure to realize the anticipated benefits of any proposed transaction; the level of redemptions of CEPO’s public shareholders in any future transaction which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CEPO or the Class A stock of Pubco (“Pubco Class A Stock”); the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after the closing of any proposed transaction; costs related to the Proposed Transactions, any proposed transaction and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price may be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of any proposed transaction; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of any proposed transaction, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin accumulation at scale, active Bitcoin treasury management, including alpha strategies and yield strategies and development of and services related to Bitcoin-focused financial and technology infrastructure, due to operational challenges, significant competition, regulation and other factors; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of any proposed transaction; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of any Additional Filings as and when filed, the Proxy Statement, the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Registration Statement, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BSTR HOLDINGS, INC.

Date: July 9, 2026	By:	/s/ Adam Back
		Name:	Adam Back
		Title:	President and Secretary

BSTR NEWCO LLC

Date: July 9, 2026	By:	/s/ Adam Back
		Name:	Adam Back
		Title:	President and Secretary

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